EXHIBIT 99.1

                                          Condensed Interim Consolidated Financial Statements
For the nine months ended September 30, 2015 and 2014
(Expressed in Canadian Dollars)
(Unaudited)

Exeter Resource Corporation Condensed Interim Consolidated Statements of Financial Position (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

		September 30, 2015	December 31, 2014

Assets

Current
Cash and cash equivalents	(Note 4)	$24,132	$30,752
Amounts receivable and prepaid expenses		159	173
Due from related party	(Note 8)	15	9
Available-for-sale investments		66	24
		24,372	30,958

Property and equipment		65	84
		$24,437	$31,042

Liabilities

Current
Accounts payable and accrued liabilities		$247	$1,104
Due to related parties	(Note 8)	17	64
		264	1,168

Shareholders’ Equity

Share capital	(Note 6)	246,089	246,089
Contributed surplus		45,229	44,404
Accumulated deficit		(267,183)	(260,659)
Accumulated other comprehensive income		38	40
		24,173	29,874
		$24,437	$31,042

    Contractual Obligations                                                                 (Note 11)

            Approved by the Directors:
“Rob Reynolds”	Director
“John Simmons”	Director

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014
Income
Interest income	$69	$121	$229	$383
Expenses
Accounting and audit	5	7	20	19
Administration salaries and consulting (Note 7)	198	182	629	499
Amortization	9	10	29	31
Directors’ fees (Note 7)	342	37	417	175
Foreign exchange (gain) loss	(59)	2	(63)	6
General and administration (Note 10)	123	162	359	430
Legal fees	6	12	70	67
Impairment on available for sale investments	6	16	17	32
Management fees (Note 7)	55	28	167	162
Mineral property exploration expenditures (Notes 5 and 7)	1,085	1,222	4,673	5,498
Shareholder communications	104	89	313	347
Stock exchange listing and filing fees	-	-	122	119
	1,874	1,767	6,753	7,385
Net loss for the period	$1,805	$1,646	$6,524	$7,002
Other comprehensive (income) loss for the period
Items that may be reclassified to profit or loss:
Currency translation difference	(3)	16	12	21
Unrealized gain on available-for-sale investments	(8)	-	(10)	-
Net loss and comprehensive loss for the period	$1,794	$1,662	$6,526	$7,023

Basic and diluted loss per common share from loss for the period	$(0.02)	$(0.02)	$(0.07)	$(0.08)
Weighted average number of common shares outstanding	88,407,753	88,407,753	88,407,753	88,407,753

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation Condensed Interim Consolidated Statements of Cash Flows (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

For the nine months ended September 30,		2015	2014
Operating Activities
Net Loss for the period		$(6,524)	$(7,002)
Non-cash items:
Amortization		29	31
Loss on available-for-sale investments		17	32
Share-based compensation	(Note 7)	825	325
		(5,653)	(6,614)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		14	79
Due from related parties		(6)	(1)
Due to related parties		(47)	(6)
Accounts payable and accrued liabilities		(871)	(279)
Cash flows from operating activities		(6,563)	(6,821)
Investing Activities
Acquisition of property and equipment		(9)	-
Acquisition of available-for-sale investment		(50)	-
Cash flows from investing activities		(59)	-

Effect of foreign exchange rate change on cash		2	(44)

Net decrease in cash and cash equivalents		(6,620)	(6,865)
Cash and cash equivalents – beginning of the period		30,752	40,435
Cash and cash equivalents – end of the period		$24,132	$33,570

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation Condensed Interim Consolidated Statements of Changes in Equity (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

		Issued Share Capital
		Number of Shares	Amount	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance - January 1, 2014		88,407,753	$246,089	$43,999	$(250,094)	$34	$40,028
Activity during the period:
-	Share-based compensation	-	-	325	-	-	325
-	Other comprehensive income	-	-	-	-	(21)	(21)
-	Net loss for the period	-	-	-	(7,002)	-	(7,002)
Balance - September 30, 2014		88,407,753	$246,089	$44,324	$(257,096)	$13	$33,330
Activity during the period:
-	Share-based compensation	-	-	80	-	-	80
-	Other comprehensive income	-	-	-	-	27	27
-	Net loss for the period	-	-	-	(3,563)	-	(3,563)
Balance – December 31, 2014		88,407,753	$246,089	$44,404	$(260,659)	$40	$29,874
Activity during the period:
-	Share-based compensation	-	-	825	-	-	825
-	Other comprehensive income	-	-	-	-	(2)	(2)
-	Net loss for the period	-	-	-	(6,524)	-	(6,524)
Balance – September 30, 2015		88,407,753	$246,089	$45,229	$(267,183)	$38	$24,173

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended September 30, 2015 and 2014 (Unaudited)

1.           Nature of Business

Exeter Resource Corporation (“Exeter” or the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and together with its subsidiaries, it is engaged in the acquisition and exploration of mineral properties located in the Americas.

The Company is in the process of exploring its mineral properties.  The continued operation of the Company is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

The Company has its primary listing on the Toronto Stock Exchange and a secondary listing on the NYSE-MKT.  The Company’s head office is located at 1660 - 999 West Hastings Street, Vancouver, BC, Canada, V6C 2W2.

2.	Basis of Preparation

These condensed interim consolidated financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), as applicable to interim financial reports including IAS 34 “Interim Financial Reporting”.  Accordingly, the accounting policies followed by the Company are set out in Note 4 of the audited consolidated financial statements for the year ended December 31, 2014, and have been consistently followed in the preparation of these condensed interim consolidated financial statements. These condensed interim consolidated financial statements do not include all the information and note disclosure required by IFRS for annual financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2014.

These condensed interim consolidated financial statements were approved by the Board of Directors on November 9, 2015.

3.           Financial Instruments

The carrying amounts of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and due to and from related parties approximate fair value due to the short term nature of these financial instruments.

Fair value measurements are categorized within the following hierarchy:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The available-for-sale securities held by the Company are carried at fair value based on quoted prices in the active market (Level 1).

The Company has no other financial assets or liabilities measured at fair value on a recurring basis.

4.	Cash and Cash Equivalents

(in thousands)	September 30, 2015	December 31, 2014
Cash
Cash at bank	$14,573	$5,278
Investment savings accounts	9,559	25,474
Total	$24,132	$30,752

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended September 30, 2015 and 2014 (Unaudited)

5.	Mineral Properties - Acquisition and Exploration Costs

a)	Acquisition Costs

Caspiche

By an agreement dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile.  Under the terms of the agreement, the Company had the right to earn a 100% interest in the properties by incurring aggregate expenditures of US$2.55 million over five years including conducting 15,500 meters (“m”) of drilling with the vendor retaining a 3% net smelter royalty (“NSR”) in the properties.

Having met the requirements to earn its interest in the properties, effective February 14, 2011 the Company exercised its option and acquired the properties.  The vendor retains a 3% NSR from production from the property and has the right to buy the property back by reimbursing certain of the Company’s expenditures incurred on the property if it is not put into production within 15 years of exercising the option.  In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity.  The Company is required to make an advance annual royalty payment of US$250,000 up until March 31, 2020 (US$1,250,000 paid to September 30, 2015) and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and the NSR will be payable.

Sideral project

On March 1, 2011 the Company announced it had entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project.  The agreement provides for the Company to acquire 100% of the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m, within four years.  After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a deposit of greater than 100 million tons at a grade of +0.5% copper has been made.  Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively its interest will revert to a 2% NSR.  The Company has the right to purchase 50% of the NSR for $10 million.  To date the Company has not met the annual drilling requirements and is in discussions with the vendor regarding amendment of the option agreement.

Water agreement

In January 2014, the Company’s Chilean subsidiary, Sociedad Contractual Minera Eton Chile (Eton), negotiated new water exploration agreement (“Water Agreement”) terms with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation (“Atacama Pacific”).  The new terms amend the original agreement entered into between the parties in May 2013.  The Water Agreement allows Eton to earn an additional 40% interest, for an aggregate 90% interest, in any water rights granted following the discovery of water near Peñas Blancas (Laguna Verde) in the Maricunga region, northern Chile.  To earn the additional 40% interest, Eton is required to incur an additional 40% (total of 90%) of all expenditures relating to exploration and potential development on the water tenements.  In addition, in the event of  approval of water rights by the General Directorate of Water Resources (“DGA”), Eton will assume Atacama Pacific’s obligation to pay Hydro Exploranciones SpA (“Hydro”), an Atacama Pacific affiliate, US$15,000 per litre per second (“l/s”) of DGA approved water rights.  Atacama Pacific will remain obligated to pay Hydro US$15,000 per l/s on its 10% interest.  Regardless of the total amount of DGA approved water acquired, payments to Hydro are capped at US$1 million.  These payments are not applicable to Eton’s original 50% interest in any water rights acquired.  In addition, Eton will pay US$5,000 per month to Hydro from the date of any application for water rights for assisting with securing such water rights.  The aggregate of the monthly payments are deductible from any amount payable to Hydro for water rights acquired.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended September 30, 2015 and 2014 (Unaudited)

5.	Mineral Properties - Acquisition and Exploration Costs (Continued)

Land easement

On June 10, 2013 the Company announced that its application for surface rights at Caspiche had been granted by the Chilean Government.  The Company has a lease agreement with the Chilean Government for the surface rights that correspond to its initial mineral rights in the area; the easement extends this area to cover most of its additional tenements as well as areas that may be required for potential development of a mine at Caspiche. In order to maintain these rights, which are valid for 25 years, the Company is required to make payments of 157,529 Unidades de Fomento (UF)*, an equivalent of approximately US $6.2 million of which US$2.5 million has been paid to September 30, 2015. Eight annual payments of approximately US$500,000 remain payable.

* Unidad de Fomento (UF). This is a unit of account used in Chile. The exchange rate between the UF and the Chilean peso is constantly adjusted to inflation so that the value of the UF remains constant.

b)	Exploration Costs

The tables below show the Company’s exploration expenditures for the nine month periods ended September 30, 2015 and 2014.

	2015
(in thousands)	Generative	Chile	Total
Access, advance royalty and easement payments	$-	$382	$382
Consultants and contractors	-	340	340
Drilling	-	869	869
Engineering and geological *	248	470	718
Environmental	-	118	118
Field camp	-	302	302
IVA tax	-	368	368
Legal and title	-	352	352
Metallurgical	-	10	10
Office operations	-	148	148
Resource development	-	3	3
Travel	27	244	271
Wages and benefits	67	725	792
Exploration costs	$342	$4,331	$4,673
Cumulative exploration costs		$104,394

* Includes share-based compensation as reflected below:

	2015
(in thousands)	Chile	Total
Engineering and geological	$219	$219
Wages and benefits	$113	$113
Total	$332	$332

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended September 30, 2015 and 2014 (Unaudited)

5.	Mineral Properties - Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

	2014
(in thousands)	Mexico	Chile	Total
Access, advance royalty and easement payments	$25	$324	$349
Assays	-	-	-
Consultants and contractors	-	502	502
Drilling	6	1,359	1,365
Engineering and geological *	17	792	809
Environmental	-	75	75
Field camp	-	594	594
IVA tax	(100)	308	208
Legal and title	2	226	228
Metallurgical	-	281	281
Office operations	2	174	176
Resource development	-	32	32
Travel	2	301	303
Wages and benefits	2	574	576
Exploration costs	$(44)	$5,542	$5,498
Cumulative exploration costs		$97,215

* Includes share-based compensation as reflected below:

	2014
(in thousands)	Mexico	Chile	Total
Engineering and geological	$5	$154	$159
Total	$5	$154	$159

6.	Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended September 30, 2015 and 2014 (Unaudited)

7.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows:  On May 31, 2013, shareholders approved an amended Plan reducing the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, such that options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company at the time of the option grant.  At September 30, 2015, the maximum number of options issuable under the Plan was 8,840,775. Options granted under the Plan may have a maximum term of ten years, but options granted to date have had a life of 5 years.  Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date.  Options granted under the Plan may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.  Stock options usually vest in tranches over a period of 1 to 2 years (50 - 100% per year).

A summary of the changes in share options during the period is as follows:

	September 30, 2015		December 31, 2014
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding, beginning of period	8,253,000	$1.26	8,923,000	$1.30
Granted	7,230,000	0.53	50,000	0.70
Cancelled	(5,997,500)	1.26	-	-
Forfeited	(170,000)	1.27	-	-
Expired	(615,500)	1.27	(720,000)	1.70
Options outstanding, end of period	8,700,000	$0.64	8,253,000	$1.26

During the period, option holders voluntarily surrendered 5,997,500 options and the Company accounted for these as cancellations whereby the unvested balance of the original fair value was immediately expensed in the amount of $nil (2014 -$nil).

Additionally, the Company re-priced 215,000 options which ranged in price from $0.70 to $1.27 to an exercise price of $0.50 per option. The Company recognized an additional $38,650 in share-based compensation from the re-pricing of these options. The Company also re-priced 1,500,000 options which had a price of $1.22 to an exercise price of $0.54 recognizing an additional $138,809 in share-based compensation from the re-pricing of these options.

There were nil (2014 - nil) options exercised during the period.

The following table summarizes information about the stock options outstanding at September 30, 2015.

Outstanding Options				Exercisable Options
Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
0.50	2,905,000	4.95	$0.50	782,500	$0.50
0.54	1,750,000	4.91	0.54	473,500	0.54
0.56	2,790,000	4.89	0.56	697,500	0.56
1.20	300,000	2.45	1.20	300,000	1.20
1.31	955,000	2.13	1.31	955,000	1.31
	8,700,000	4.52	$0.64	3,172,500	$0.83

For the options granted during the period, the weighted average fair market value was $0.27 per share.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended September 30, 2015 and 2014 (Unaudited)

7.	Stock Option Plan (Continued)

Share-based Compensation

The fair value of the 7,230,000 (2014 – 50,000) options granted by the Company during the nine month periods ended September 30, 2015 and 2014 was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions:

	2015	2014
Expected annual volatility	60%	60%
Risk-free interest rate	0.59% - 0.90%	1.56%
Expected life	5 years	5 years
Expected dividend yield	0.0%	0.0%

Share-based compensation expense of $825,000 (2014 - $325,000) was recognised during the period and was allocated to contributed surplus.

Share-based compensation expense for the three and nine month periods ended September 30 has been allocated as follows:

(in thousands)	Three Months ended September 30		Nine Months ended September 30
	2015	2014	2015	2014
Administration salaries and consulting	$131	$23	$158	$79
Directors’ fees	306	-	306	63
Management fees	29	-	29	24
Mineral property exploration expenditures	289	55	332	159
Total	$755	$78	$825	$325

8.	Related Party Transactions

An amount due from a related party of $15,000 at September 30, 2015 (December 31, 2014 - $9,000) is for the recovery of common expenditures from Rugby Mining Limited (“Rugby”).  The amounts due from related parties are non-interest bearing and are due on demand.

Amounts due to related parties of $17,000 at September 30, 2015 (December 31, 2014 - $64,000) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business.  The amounts due to related parties are non-interest bearing and are due on demand.

During the nine month period ended September 30, 2015 a total of $610,000 (2014 - $604,000) was paid or accrued for related party transactions as described below:

a)
Exploration and consulting fees of $150,000 (2014 - $150,000) were paid or accrued to a corporation of which a Co-Chairman of the Company is a principal.  As at September 30, 2015, the Company had amounts owing of $5,000 (December 31, 2014 - $14,000) to this company.

b)
Exploration fees of $196,000 (2014 - $176,000) were paid or accrued to a corporation controlled by the Vice-President, Development and Operations.  As at September 30, 2015, the Company had amounts owing of $1,000 (December 31, 2014 - $28,000) to this company.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended September 30, 2015 and 2014 (Unaudited)

8.	Related Party Transactions (Continued)

c)
Management fees of $76,000 (2014 - $76,000) were paid to a corporation controlled by a Co-Chairman of the Company.  As at September 30, 2015, the Company had amounts owing of $3,000 (December 31, 2014 - $Nil) to this company.

d)
Management fees of $188,000 (2014 - $188,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.  As at September 30, 2015, the Company had amounts owing of $8,000 (December 31, 2014 - $22,000) to this company.

e)
The Company paid or accrued rent expense of $Nil (2014 - $14,000) to a company controlled by a director of the Company.  Of this amount, $Nil (2014 - $6,000) was recovered from a corporation with directors in common.  As at September 30, 2015, the Company had amounts owing of $Nil (December 31, 2014 - $Nil) to this company.

During the period, the Company shared costs of certain common expenditures including administrative support, office overhead and travel with Rugby.

f)
The Company, along with Rugby, incurs certain expenditures for staff and exploration expenditures on behalf of each other.  The net amount provided or incurred by the Company on behalf of Rugby during the period ended September 30, 2015 was $72,000 (2014 - $106,000).  As at September 30, 2015, the Company had amounts receivable of $15,000 (December 31, 2014 - $9,000) from Rugby.  The amounts due from Rugby are non-interest bearing and are due on demand.

9.           Executive Compensation

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly.  Key management personnel of the Company include executive officers and the board of directors.

The following compensation has been provided to key management personnel for the nine month periods ended September 30:

(in thousands)	2015	2014
Compensation - cash	$789	$789
Share-based payments	536	318
Total	$1,325	$1,107

10.           Expenses by Nature

General and administration expense for the three month periods ended September 30 is made up of the following:

(in thousands)	Three Months ended September 30		Nine Months ended September 30
	2015	2014	2015	2014
Bank charges	$2	$1	$6	$6
Office	53	50	159	149
Rent	45	44	133	153
Telecommunications	7	6	18	18
Transfer agent	1	7	8	15
Travel and promotion	15	54	35	89
Total	$123	$162	$359	$430

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended September 30, 2015 and 2014 (Unaudited)

11.	Contractual Obligations

The Company leases offices in Canada and Chile and has expenditure, option payment, land easement payments and advance royalty obligations related to its properties.  Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant.  Other financial commitments are summarized in the table below:

Payments Due by Year (in thousands)	Total	2015	2016 - 2017	2018 - 2019	2020 - 2025
Advance royalty payments*	$8,340	$-	$667	$667	$7,006
Land easement payments**	4,923	615	1,231	1,231	1,846
Office and equipment leases	466	90	376	-	-
Property access agreements	115	23	92	-	-
Total	$13,844	$728	$2,366	$1,898	$8,852

* Obligation in US dollars converted to Canadian dollars at the closing rate of the reporting period (1 USD = 1.3345 CAD).
** Obligation in Unidad de Fomento (UF). This value is converted to Canadian dollars at the closing rate of the reporting period (1 UF = 25,346.89 CHP).

12.	Segmented Information

The Company’s activities are all in the one reportable operating segment - mineral property acquisition, exploration and development.  The following provides required disclosures on a geographic basis:

As at September 30, 2015 (in thousands)	Canada	Chile	Total
Cash and cash equivalents	$24,010	$122	$24,132
Amounts receivable and prepaid expenses	95	64	159
Due from related parties	15	-	15
Other financial assets	66	-	66
Property and equipment	8	57	65
	24,194	243	24,437
Current Liabilities	(197)	(67)	(264)
	$23,997	$176	$24,173
Three months ended September 30, 2015
Mineral property exploration expenditures	$218	$867	$1,085
Net loss	$716	$1,089	$1,805
Nine months ended September 30, 2015
Mineral property exploration expenditures	$342	$4,331	$4,673
Net loss	$1,808	$4,716	$6,524

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended September 30, 2015 and 2014 (Unaudited)

12.	Segmented Information (Continued)

As at December 31, 2014 (in thousands)	Canada	Mexico	Chile	Total
Cash and cash equivalents	$30,567	$-	$185	$30,752
Amounts receivable and prepaid expenses	144	-	29	173
Due from related parties	9	-	-	9
Other financial assets	24	-	-	24
Property and equipment	4	-	80	84
	30,748	-	294	31,042
Current liabilities	(307)	-	(861)	(1,168)
	$30,441	$-	$(567)	$29,874
Three months ended September 30, 2014
Mineral property exploration expenditures	$-	$-	$1,180	$1,180
Net loss	$452	$-	$1,194	$1,646
Nine months ended September 30, 2014
Mineral property exploration expenditures	$-	$(44)	$5,455	$5,411
Net loss	$1,536	$(44)	$5,510	$7,002